SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

   In the Matter of              )
   NiSource Inc.                 )                       File No. 70-9551

   (Public Utility Holding       )
   Company Act of 1935           )

                         CERTIFICATE OF NOTIFICATION

        This Certificate of Notification is filed by NiSource Inc. ("NiSource"), a Delaware corporation, in connection with the following transactions proposed in NiSource's Form U-1, as amended (the "Application-Declaration"), and authorized by Order of the Securities and Exchange Commission (the "Commission") dated October 30, 2000 (the "Merger Order"), in this file (Release No. 35-27263). Capitalized terms used herein without definition have the meaning ascribed to them in the Application-Declaration or the Agreement and Plan of Merger, dated as of February 27, 2000, as amended and restated as of March 31, 2000, among Columbia Energy Group ("Columbia"), NiSource Inc., an Indiana corporation ("NiSource (Indiana)"), New NiSource Inc., a Delaware corporation which changed its name to NiSource Inc. after the mergers ("NiSource"), Parent Acquisition Corp., Company Acquisition Corp., and NiSource Finance Corp. (the "Merger Agreement"). NiSource hereby certifies pursuant to Rule 24:

   a. That, by means of the mergers described in the Merger Order, and having obtained all state and federal approvals necessary, NiSource has acquired all of the issued and outstanding common stock of Columbia (the "Merger").

   b. That NiSource has (i) issued approximately 121.4 million shares of its common stock in exchange for the outstanding shares of NiSource (Indiana), and (ii) issued approximately 72.5 million shares of its common stock, and approximately 55.6 million SAILS{SM} and paid approximately $3.9 billion in exchange for the outstanding shares of common stock of Columbia.

   c. That NiSource will file a post-effective amendment within this file on or before March 31, 2001, seeking authorization to form a new system service company.

   d.   That, within three years of the date of the Merger, NiSource will
        (1) take all appropriate action to effect the sale of all of its right, title and interest in and to the stock or assets of IWC Resources Corporation ("IWCR") for cash, or (2) each of the Water Utilities, as defined below, will take all appropriate action to effect the sale of all of its right, title and interest in its assets (net of associated liabilities) for cash, or (3) NiSource and/or its subsidiaries will effectuate the consummation of a combination of (1) and (2) above. IWCR has six water companies:
        Indianapolis Water Company, Harbour Water Corporation, Liberty





        Water Corporation, Irishman's Run Acquisition Corp., The
        Darlington Water Works Company and IWC Morgan Water Corporation. IWCR also has an operating agreement with the City of Lawrence, Indiana, which IWCR is treating as a purchase in accordance with generally accepted accounting principles. The six water companies and the operating agreement are referred to, collectively, as the "Water Utilities."

   e. That all the net proceeds from the sale of the Water Utilities will be contributed to the capital of NiSource Finance Corp. by NiSource, or any other Transferor, as defined in the Merger Order.

        The "past tense" opinion pursuant to Instruction F(2) to Form U-1 is attached hereto.






































                                      2





                                  SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.NiSource Inc.

                                      NiSource Inc.


                                      By: /s/ Dennis W. McFarland
                                          ------------------------------
                                           Dennis W. McFarland
                                           Vice President, Finance and
                                             Planning

   Dated:  November 9, 2000




































                                      3







   Frederick L. Hartmann
   (312) 258-5656
   fhartmann@schiffhardin.com

                                 November 9, 2000



   Securities and Exchange Commission
   450 Fifth Street, NW
   Washington, D.C. 20549

   Ladies and Gentlemen:

             We have acted as special counsel for NiSource Inc., a Delaware corporation ("NiSource"), in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of February 27, 2000, as amended and restated as of March 31, 2000 among Columbia Energy Group ("Columbia"), NiSource Inc., an Indiana corporation ("NiSource Indiana"), New NiSource, a Delaware corporation which changed its name to NiSource after the completion of the Transaction, Parent Acquisition Corp., Company Acquisition Corp. and NiSource Finance Corp. (the "Merger Agreement") and the mergers (the "Transaction") described in the Order (Release No. 35-27263) dated October 30, 2000 (the "Merger Order") issued by the Securities and Exchange Commission (the "Commission"). This opinion is being delivered at the request of NiSource in connection with the Rule 24 Certificate (the "Rule 24 Certificate") it is filing with the Commission under the Public Utility Holding Company Act of 1935 in connection with the Transaction.

             As such counsel, we have examined such documents and matters of law which we have deemed necessary as the basis of the opinions expressed below. The documents examined include the following documents, originals or copies of:

             (i) the Application-Declaration of NiSource on Form U-1 in File No. 70-9551, as amended;

             (ii)      the Merger Order;

             (iii)     the Merger Agreement;

             (iv) the Registration Statement on Form S-4, as amended (Registration No. 333-33896), filed by NiSource and NiSource Indiana with the Commission under the Securities Act of 1933, as amended, and the documents filed as Exhibits thereto;

             (v)       the Restated and Amended Certificate of
                       Incorporation of NiSource as certified by the





   Securities and Exchange Commission
   November 9, 2000
   Page 2



                       Secretary of State of Delaware on November 1,
                       2000;

             (vi) the Restated and Amended By-Laws of NiSource as certified by the Secretary of NiSource on November 1, 2000;

             (vii) resolutions adopted by the Board of Directors of NiSource related to the Transaction as certified by the Secretary of NiSource on November 1, 2000; and

             (viii) a certificate of the Secretary of State of Delaware dated November 1, 2000 as to the corporate existence in good standing of NiSource.

             In making our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all documents submitted to us as copies and the legal capacity of all natural persons.

             The opinions contained in this letter are only expressions of professional judgment regarding the legal matters addressed and are not guarantees that a court would reach any particular result.

             Based on the foregoing and subject to the qualifications set forth below, we are of the opinion that:

             1. The consummation of the Transaction did not violate any of the laws of the State of Indiana or the State of Delaware applicable to the Transaction.

             2. NiSource is a corporation duly incorporated and validly existing under the laws of the State of Delaware. The NiSource common shares, par value $.01 per share, issuable pursuant to the Transaction, when issued as contemplated by the Merger Agreement, were validly issued and are fully paid and non-assessable, and the holders thereof are entitled to the rights and privileges appertaining thereto as set forth in the Certificate of Incorporation of NiSource. The NiSource SAILS issuable pursuant to the Transaction, when issued as contemplated by the Merger Agreement, are valid and legally binding obligations of NiSource, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, and the





   Securities and Exchange Commission
   November 9, 2000
   Page 3



                  holders thereof are entitled to the rights and privileges appertaining thereto.

             3. NiSource legally acquired all of the outstanding shares of common stock of Columbia.

             4. The consummation of the Transaction in accordance with the Merger Agreement did not violate the legal rights of the holders of any securities issued by NiSource or any associate company thereof.

             5. The Transaction was completed in accordance with the Merger Order.

             The opinions set forth above are subject to the following qualifications:

             A. For purposes of our opinion in paragraph 2 above as to the corporate existence of NiSource, we have relied solely upon the certificate of Secretary of State of Delaware dated November 1, 2000 as to the corporate existence and good standing of NiSource.

             B. The law covered by the opinions expressed in this letter is limited to the Delaware General Corporation Law, the Indiana Business Corporation Law and Article I of Title 8 of the Indiana Code, which is the statute regulating public utilities in Indiana, and the federal securities law of the United States of America.

             We hereby consent to the filing of this opinion in connection with Rule 24 Certificate.

                                      Very truly yours,

                                      SCHIFF HARDIN & WAITE


                                      By: /s/ Frederick L. Hartmann
                                          ------------------------------
                                           Frederick L. Hartmann